Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-208056

December 17, 2015

Yirendai Ltd.

Yirendai Ltd., or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. International plc at 1-866-718-1649, Credit Suisse Securities (USA) LLC at 1-800-221-1037, or China Renaissance Securities (US) Inc. at 1-844-268-2010. You may also access the Company’s most recent prospectus dated December 17, 2015, which is included in Amendment No. 5 to the Company’s registration statement on Form F-1, as filed with the SEC on December 17, 2015, or Amendment No. 5 by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1631761/000119312515406307/d852976df1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated December 10, 2015 (the “Preliminary Prospectus”). This free writing prospectus reflects the following amendments that were made to the Preliminary Prospectus. All references to page numbers are to page numbers in Amendment No. 5.

(1)	Add the following on page 8:

•	“prime borrower” refers to credit card holders with stable credit performance and salary income. In determining whether a prospective borrower has stable credit performance and salary income, we review such borrower’s credit card statement for the last six months and/or credit report from the People’s Bank of China, or the PBOC, for the last five years, as well as the borrower’s salary for the last six months;

(2)	Amend the last table on page 14 as follows:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2013	2014	2014	2015
	(in US$ thousands)
Transaction fees billed to borrowers(1)	3,228	33,196	13,680	224,728
Service fees billed to investors(1)	27	429	124	8,304

(1)	Represent amounts prior VAT. The numbers disclosed in the table above are not equivalent to our net revenues or other financial metric that is presented in our financial statements. For reconciliation to our net revenues, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Results of Operations—Net Revenues.”

(3)	Amend the last table on page 82 as follows:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2013	2014	2014	2015
	(in US$ thousands)
Transaction fees billed to borrowers(1)	3,228	33,196	13,680	224,728
Service fees billed to investors(1)	27	429	124	8,304

(1)	Represent amounts prior VAT. The numbers disclosed in the table above are not equivalent to our net revenues or other financial metric that is presented in our financial statements. For reconciliation to our net revenues, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Results of Operations—Net Revenues.”

(4)	Amend the “Delinquency Rates” section on page 88 as follows:

Delinquency Rates

We define the delinquency rates as the balance of principal and interest for loans unpaid by borrowers that were 15 to 29, 30 to 59, 60 to 89, 90 to 179, 180 to 359, and 360 and over 360 calendar days past due as of the end of the period as a percentage of the total unpaid balance of principal and interest for the relevant group of loans for such period. The following tables provide our delinquency rates for all loans and by channel as of December 31, 2013, December 31, 2014 and September 30, 2015:

	Delinquent for
	15-29 days	30-59 days	60-89 days	90-179 days(1)	180-359 days(1)	360 days and above(1)
All Loans
December 31, 2013	0.2%	0.4%	0.3%	0.3%	0.2%	0.2%
December 31, 2014	0.3%	0.2%	0.2%	0.5%	0.8%	0.2%
September 30, 2015	0.5%	0.5%	0.4%	1.0%	0.7%	0.4%

Online Channels
December 31, 2013	0.1%	0.9%	0.3%	0.1%	0.7%	0.6%
December 31, 2014	0.4%	0.3%	0.2%	0.4%	0.7%	0.2%
September 30, 2015	0.7%	0.7%	0.8%	1.7%	1.2%	0.5%

Offline Channels
December 31, 2013	0.3%	0.2%	0.2%	0.4%	0.0%	0.0%
December 31, 2014	0.3%	0.2%	0.2%	0.6%	0.9%	0.2%
September 30, 2015	0.4%	0.4%	0.3%	0.7%	0.5%	0.3%

(1)	Loans that are delinquent for more than 89 days are counted towards the M3+ Net Charge off Rates. See “—M3+ Net Charge Off Rates.”

We also track the time it takes to recover the payouts made from the risk reserve fund. As our collection efforts continue throughout and beyond the term of loans and our historical recovery data is limited due to the relatively small number of defaults during our limited operating history, we currently estimate based on the historical recovery data of the loans originated by CreditEase that are similar to loans facilitated on our platform that the average recovery time for the default loans is about ten months. This estimate of recovery time is calculated based on the amount weighted average of the recovery time of defaulted loans from certain vintages, which we consider to have sufficient collection performance history (currently defined as two and half years after the loan has defaulted).

(5)	Amend the table and the two paragraphs immediately prior to the table on page 91 as follows:

Our revenues are presented net of VAT and related surcharges. Our net revenues are fees billed net of stand-ready liabilities associated with the risk reserves fund, deferred revenues associated with post-origination services, and cash incentives, and are recognized as revenues from loan facilitation services, revenues from post-origination services and other revenues.

The following table sets forth the reconciliation of our net revenues with fees billed for the periods presented:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2013	2014	2014	2015
	(in US$ thousands)
Fees billed:
Transaction fees billed to borrowers(1)(2)	3,228	33,196	13,680	224,728
Service fees billed to investors(2)	27	429	124	8,304
Others(2)	65	181	105	870
VAT	(189)	(1,913)	(787)	(12,937)

Total fees billed	3,131	31,893	13,122	220,965
Stand-ready liabilities associated with risk reserve fund	—	—	—	(70,094)
Deferred revenue associated with post-origination services	—	—	—	(7,108)
Cash incentives	—	—	—	(9,442)
VAT	—	—	—	3,654

Net revenues	3,131	31,893	13,122	137,975

(1)	In 2013 and 2014, we recognized 100% of the transaction fees as revenue, as all the transaction fees in relation to loans facilitated before December 31, 2014 were guaranteed by Tian Da Xin An. Starting the first quarter of 2015, revenue is recognized upon completion of the services and collection of cash. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition—Revenue from Loan Facilitation Services.” Accordingly, in 2013 and 2014, fees billed include both the collected and not yet collected portions of the fees billed, while in the nine months ended September 30, 2015, fees billed refer to the fees billed and collected.
(2)	Represent amounts prior to VAT.

(6)	Amend the first sentence of the second paragraph on page 93 as follows:

The amount of transaction fees billed is affected by the total amount of loans facilitated during the period.

(7)	Amend the second sentence of the last paragraph on page 95 as follows:

Our net revenues for a given period will be fees billed net of amount allocated to the risk reserve liability and other items.

(8)	Amend the table beginning on page 105 as follows:

	For the Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015*	June 30, 2015	September 30, 2015
	(in US$ thousands)
Net revenues:
Loan facilitation services	15	170	967	1,893	2,030	2,911	7,965	18,411	29,103	48,126	57,603
Post-origination services	2	2	6	15	23	24	70	288	477	943	901
Others	13	8	29	11	26	30	43	72	112	246	464

Total net revenues	30	180	1,002	1,919	2,079	2,965	8,078	18,771	29,692	49,315	58,968

Operating costs and expenses:
Sales and marketing	334	671	1,720	2,495	3,358	5,737	6,640	6,619	16,518	24,372	29,001
Origination and servicing	200	209	527	319	662	688	877	1,314	2,044	3,037	4,364
General and administrative	1,236	982	1,297	1,483	1,766	1,860	2,448	4,416	5,214	4,062	5,457

Total operating costs and expenses	(1,770)	(1,862)	(3,544)	(4,297)	(5,786)	(8,285)	(9,965)	(12,349)	(23,776)	(31,471)	(38,822)

Interest income	—	—	—	—	—	—	—	—	11	29	230

(Loss)/income before provision for income taxes	(1,740)	(1,682)	(2,542)	(2,378)	(3,707)	(5,320)	(1,887)	6,422	5,927	17,873	20,376

Income taxes expenses	—	—	—	—	—	—	—	(5)	(1,507)	(4,989)	(6,899)

Net (loss)/income	(1,740)	(1,682)	(2,542)	(2,378)	(3,707)	(5,320)	(1,887)	6,417	4,420	12,884	13,477

*	the numbers in the unaudited consolidation results of operation for the three months ended March 31, 2015 have been restated to reflect the adjustments related to the following accounting error corrections taking place after the issuance of the unaudited condensed consolidated financial statements (1) to recognize additional liabilities from risk reserve fund of US$2.6 million as a result of incorporating a 22% profit margin in the fair value estimation of the stand-ready liability, and the resulting reduction in revenue due to the allocation of fees to the risk reserve fund of US$2.5 million, net of the adjustments to VAT and foreign currency translation adjustments; (2) to defer the revenue recognition of part of the fees received at the inception of the loan related to the post origination services; (3) to reclassify the cash incentive paid to investors from sales and marketing expenses to revenue (as a reduction); and (4) to adjust the income tax expenses as a result of the above adjustments.

The two tables below show the changes:

Line items in UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS	As of March 31, 2015
	Before Adjustment	As Adjusted	Difference	Adjustment Number
	(in US$ thousands)
Prepaid expenses and other current assets	30,657	30,805	148	(1)
Deferred tax assets	3,897	5,014	1,117	(1)(2)
Deferred revenue	—	1,853	1,853	(2)
Accrued expenses and other liabilities	30,713	30,748	35	(1)(2)(4)
Liabilities from risk reserve fund guarantee	15,587	18,202	2,615	(1)
Accumulated other comprehensive loss	(181)	(197)	(16)
Accumulated deficit	(7,007)	(10,229)	(3,222)

Line items in UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS	For the Three Months Ended March 31, 2015
	Before Adjustment	As Adjusted	Difference	Adjustment Number
	(in US$ thousands)
Total net revenue	35,135	29,692	(5,443)	(1)(2)(3)
Sales and marketing expenses	17,666	16,518	(1,148)	(3)
Income tax expenses	2,580	1,507	(1,073)	(4)
Net income (loss)	7,642	4,420	(3,222)
Other comprehensive income:
Foreign currency translation adjustments	52	68	16

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